EXHIBIT 99.11

CONSENT OF EXPERT

March 30, 2012

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re:	Eldorado Gold Corporation

I, Roberto Costa, do hereby consent to the filing of the written disclosure regarding the technical report entitled the “Technical Report on Vila Nova Iron Ore Project” dated July 31, 2007 and the description of all mineral reserves and resources of the Vila Nova property and of extracts from or a summary of  the technical report and other information pertaining to the project, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2011 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Roberto Costa
Roberto Costa
Roberto Costa Engenharia Ltda